Exhibit 99.1

Star Fashion Culture Holdings Limited Announces First Half 2024 Unaudited Financial Results

XIAMEN, May 16, 2025 — Star Fashion Culture Holdings Limited (“STFS” or the “Company”) (NASDAQ: STFS), a content marketing solutions services provider with principal operations and geographic markets in the People’s Republic of China (“PRC”), today announced its unaudited financial results for the six months ended December 31, 2024.

Overview:

●	Revenue increased by approximately RMB13.5 million, or 25.2%, from approximately RMB53.4 million for the six months ended December 31, 2023, to approximately RMB66.9 million (US$9.2 million) for the six months ended December 31, 2024.

●	Net income decreased by RMB10.6 million, or 134.4%, from RMB7.9million for the six months ended December 31, 2023 to net loss of RMB2.7 million (US$0.4 million) for the six months ended December 31, 2024.

Six Month Financial Results Ended December 31, 2024

Revenue. Revenue increased by approximately RMB13.5 million, or 25.2%, from approximately RMB53.4 million for the six months ended December 31, 2023, to approximately RMB66.9 million (US$9.2 million) for the six months ended December 31, 2024, primarily attributable to (i) Revenues from our marketing campaign planning and execution services increased by RMB10.5 million, or 34.6%, from RMB30.2 million for the six months ended December 31, 2023 to RMB40.7 million (US$5.6 million) for the six months ended December 31, 2024, which due to improved market demand for our core campaign management capabilities. (ii) Revenues from our offline advertising services decreased by 62.3%, from RMB3.0 million for the six months ended December 31, 2023 to RMB1.1 million (US$0.2 million) for the six months ended December 31, 2024, which was primary due to the rapid expansion of online media has impacted offline business operations and caused a decline in revenue. (iii) Revenues from our online precision marketing services grew by RMB4.9 million, or 24.1%, from RMB20.2 million for the six months ended December 31, 2023 to RMB25.1 million (US$3.4 million) for the six months ended December 31, 2024. This growth was primarily driven by the explosive expansion of online media platforms, which has redirected client advertising budgets toward precision marketing channels.

Cost of Revenues. Cost of revenues increased by RMB20.6 million, or 49.6%, from RMB41.5 million for the six months ended December 31, 2023 to RMB62.1 million (US$8.5 million) for the six months ended December 31, 2024 primarily attributable to (i) Our cost of revenues for marketing campaign planning and execution increased by approximately RMB16.8 million, or 77.9%, from RMB21.6 million for the six months ended December 31, 2023 to RMB38.4 million (US$5.3 million) for the six months ended December 31, 2024. This surge was primarily attributed to competition among industry players following the growth of online media platforms, which drove up costs in tandem with revenue expansion.(ii) Our cost of revenues for offline advertising decreased by approximately RMB1.4 million, or 57.8%, from RMB2.4 million for the six months ended December 31, 2023 to RMB1.0 million (US$0.1 million) for the six months ended December 31, 2024 which was in line with the increase in offline advertising revenues. (iii) Our cost of revenues for online precision marketing increased by approximately RMB5.2 million, or 29.6%, from RMB17.5 million for the six months ended December 31, 2023 to RMB22.7 million (US$3.1 million) for the six months ended December 31, 2024. The increase was in line with the increase in revenues from online precision marketing.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

Gross Profit

Our gross profit decreased by RMB7.1 million, or 60.0%, from RMB11.9 million for the six months ended December 31, 2023 to RMB4.8 million (US$0.65 million) for the six months ended December 31, 2024. The overall gross profit margin declined from 22.2% to 7.1% during the same period primarily attributable to (i)Ⅰ.Gross profit margin of our marketing campaign planning and execution decreased from 28.6% for the six months ended December 31, 2023 to 5.6% for the six months ended December 31, 2024. The decrease was mainly attributable to the varied profit margin of different types of events, and the profit margin held during the six months ended December 31, 2023 is slightly decreased. (ii) Gross profit margin of our offline advertising decreased from 18.1% for the six months ended December 31, 2023 to 8.4% for the six months ended December 31, 2024, which was primary due to the rapid expansion of online media has impacted offline business operations and caused a decline in profit margins.(iii) Gross profit margin of our precision marketing decreased from 13.4% for the six months ended December 31, 2023 to 9.5% for the six months ended December 31, 2024, which was primary due to we ceded part profits for obtaining more customers to open the precision marketing market and build our reputation in quality and service.

Operating Expenses. Operating expenses increased from RMB1.4 million for the six months ended December 31, 2023 to RMB7.8 million (US$1.1 million) for the six months ended December 31, 2024, representing a growth of 460.1%. This decrease was primarily attributable to the slightly decreases in selling and marketing expense, significantly decreased in general and administrative expenses.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	For the six months ended December 31,
	2023		2024			Variance
	RMB	%	RMB	US$	%	%
	Unaudited
Operating expenses
Selling and marketing expenses	819,292	59.1	4,819,971	660,333	62.0	488.3
General and administrative expenses	566,515	40.9	2,942,026	403,056	38.0	419.3
Operating expenses	1,385,807	100.0	7,761,997	1,063,389	100.0	460.1

Selling, general and administrative expenses. Selling and marketing expenses increased by RMB4.0 million (488.3%) from RMB0.8 million for the six months ended December 31, 2023 to RMB4.8 million (US$0.7 million) for the six months ended December 31, 2024. The expenditure driven by the company’s strategic push for business expansion, with advertising and promotion expenses increase to RMB4.0 million as it aggressively scaled up marketing campaigns to capture markets.

General and administrative expenses. General and administrative expenses increased by RMB2.4 million (419.3%) from RMB0.6 million for the six months ended December 31, 2023 to RMB2.9 million (US$0.4 million) for the six months ended December 31, 2024, which was primarily attributable to (i) For the six months ended December 31, 2024, the bad debt expense decreased by RMB344,330, as there were no write-offs or additional provisions required for the bad debt expenses recognized in the corresponding period ended December 31, 2023. (ii) A strategic increase of RMB1.9 million (3,350.6%) in professional fees to RMB2.0 million, representing relating to IPO preparation and regulatory compliance.

Other non-operating (expense)/income, net. Other non-operating (expense)/income, net consists of other income, net and financial expenses, net.

Other income, net decreased by RMB114.4 thousand (99.6%) from RMB114.9 thousand for the six months ended December 31, 2023 to RMB513.0 for the six months ended December 31, 2024, which was primarily attributable to a decrease in VAT plus deduction.

Financial expenses, net increased by 374.3% from RMB-109.9 thousand for the six months ended December 31, 2023 to RMB301.3 thousand for the six months ended December 31, 2024, which was primarily attributable to the crease of our interest paid for our short-term borrowings from banks.

Income taxes expenses. Income tax expenses were RMB2.6 million for the six months ended December 31, 2023, with no tax provision in 2024 due to the operating loss position.

Net income. As a result of the foregoing, our net income decreased by RMB10.6 million, or 134.4%, from RMB7.9million for the six months ended December 31, 2023 to net loss of RMB2.7 million (US$0.37 million) for the six months ended December 31, 2024.

Basic and diluted EPS. Basic and diluted EPS were approximately loss RMB0.27 (US$0.04) per ordinary share for the six months ended December 31, 2024, as compared to RMB0.79 per ordinary share for the six months ended December 31, 2023, respectively.

About Star Fashion Culture Holdings Limited

The Company is a content marketing solutions services provider with a mission to offer high-quality diversified services. We offer services focusing on (i) marketing campaign planning and execution; (ii) offline advertising services; and (iii) online precision marketing services. We assist customers in enhancing the effectiveness of their marketing activities and the value of their brand and products through our variety of services offered. The Group first began operations in August 11, 2015 through its operating subsidiary, Xiamen Star Fashion Culture Media Co., Ltd.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.2993 to US$1.00, the exchange rate on December 31, 2024 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into RMB or HK$, as the case may be, at any particular rate or at all.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

China:

Star Fashion Culture Holdings Limited

Ms. Zhang Pingting

Tel: +86 13063138565

E-mail: Hira@xmxing-ji.com

STAR FASHION CULTURE HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	June 30, 2024	Unaudited December 31, 2024	Unaudited December 31, 2024
	RMB	RMB	US$
ASSETS
Current assets
Cash	1,252,793	48,186,205	6,601,483
Accounts receivable, net	41,469,595	37,974,396	5,202,471
Advance to suppliers, net	8,086,631	16,875,124	2,311,883
Prepaid expenses and other current assets	167,290	1,577,247	216,082
Amounts due from related parties	24,300	-	-
Deferred offering cost	7,663,172	-	-
Total current assets	58,663,781	104,612,972	14,331,919

Non-current assets
Deferred tax assets, net	1,217,929	1,131,846	155,062
Total non-current assets	1,217,929	1,131,846	155,062

TOTAL ASSETS	59,881,710	105,744,818	14,486,981

LIABILITIES AND SHAREHOLDERS’ (DEFICIT)/EQUITY
Current liabilities
Short-term borrowings	4,700,000	4,550,000	623,347
Accounts payable	18,153,400	21,969,998	3,009,877
Contract liabilities	2,115,522	5,549,006	760,211
Income tax payable	7,642,696	8,348,492	1,143,739
Accrued expenses and other current liabilities	4,839,631	2,057,933	281,936
Amounts due to related parties	-	538,570	73,784
Total current liabilities	37,451,249	43,013,999	5,892,894

TOTAL LIABILITIES	37,451,249	43,013,999	5,892,894

Shareholders’ equity
Class A ordinary shares (par value of US$0.00001 per share; 4,980,000,000 Class A ordinary shares authorized, 10,850,000 Class A ordinary shares issued and outstanding as of June 30, 2024 and December 31, 2024, respectively)	631	792	109
Class B ordinary shares (par value of US$0.00001 per share; 20,000,000 Class B ordinary shares authorized, 1,300,000 Class B ordinary shares issued and outstanding as of June 30, 2024 and December 31, 2024, respectively)	94	94	13
Subscription receivable	(725)	(886)	(122)
Additional paid-in capital	31,500,000	74,507,668	10,207,509
Accumulated deficit	(9,069,539)	(11,776,849)	(1,613,422)
Total shareholders’ equity	22,430,461	62,730,819	8,594,087
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	59,881,710	105,744,818	14,486,981

STAR FASHION CULTURE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	For the six months ended, December 31
	2023	2024	2024
	RMB	RMB	US$
Revenues	53,411,829	66,897,085	9,164,863
Cost of revenues	(41,537,824)	(62,144,246)	(8,513,727)
Gross profit	11,874,005	4,752,839	651,136

Operating expenses
Selling and marketing expenses	(819,292)	(4,819,971)	(660,333)
General and administrative expenses	(566,515)	(2,942,026)	(403,056)
Total operating expenses	(1,385,807)	(7,761,997)	(1,063,389)

Income from operations	10,488,198	(3,009,158)	(412,253)

Other (expense) income, net
Financial expenses, net	(109,873)	301,335	41,283
Other income, net	114,932	513	70
Total other (expenses) income, net	5,059	301,848	41,353

Income (loss) before income taxes	10,493,257	(2,707,310)	(370,900)
Income tax expenses	(2,629,094)	-	-
Net profit (loss)	7,864,163	(2,707,310)	(370,900)

Total comprehensive income	7,864,163	(2,707,310)	(370,900)

Net profit per share - Basic and diluted	0.79	(0.25)	(0.03)

Weighted average shares outstanding used in calculating basic and diluted loss per share	10,000,000	10,899,728	10,899,728